Exhibit 99.1

Corporate Communications

CNH Industrial: periodic report on the buy-back program

London, February 23, 2016

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that under the common share buy-back program disclosed on January 29, 2016, the Company has purchased the below common shares on the Italian Stock Exchange (M.T.A.).

Date	Number of common shares purchased	Average price per share including fees	Consideration including fees	Consideration (*) including fees

		(€)	(€)	($)
February 12, 2016	800,000	5.4206	4,336,500.56	4,889,404.38
Total	800,000	-	4,336,500.56	4,889,404.38

(*) translated at the exchange rate reported by the European Central Bank on the date of the purchase

Following the purchases announced today, CNH Industrial N.V. currently holds 800,000 common shares equal to approximately 0.04% of its share capital.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:
Investor Relations	Corporate Communications
CNH Industrial	CNH Industrial
investor.relations@cnhind.com	mediarelations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW!A 1HA

United Kingdom